D:\1ST\COAL\SEC\PCTSEC.WPD\1
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                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001





                                 CONTENTS

                                                                 Page

Statements of Transfer Fees Charged                                 1

Summary of Costs Incurred                                           2



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
                                                      APPALACHIAN POWER COMPANY
                                                        PUTNAM COAL TERMINAL
                                                 STATEMENTS OF TRANSFER FEES CHARGED
                                           BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001
                                     January 2001                   February 2001                      March 2001
                             ---------------------------    -----------------------------    ------------------------------
                             Tons      Fee        Amount    Tons       Fee         Amount    Tons        Fee        Amount
                             ----      ---        ------    ----       ---         ------    ----        ---        ------
                                    (per ton)     (000)             (per ton)      (000)              (per ton)      (000)
TRANSFER FEES CHARGED

Ohio Power Company:(a)
   -Amos Plant (b) . . . .   59,073     N/A        $2(c)    144,875      N/A        $2(c)    243,792       N/A        $2(c)
                             ======                ==       =======                 ==       =======                  ==

(a) Includes return on investment associated with the utilization of the terminal.
(b) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal. The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(c) Estimated utilization payment.

N/A Not Applicable
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
                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001
                 ----------------------------------------------
                                                                          Three
                                                                          Months
                                      January    February     March       Ended
                                        2001       2001        2001      3/31/01
                                      -------    --------     -----      -------
                                                    (in thousands)
Salaries and Benefits. . . . . . . . .  $ 16       $ 10        $  8        $ 34
Depreciation . . . . . . . . . . . . .    77         78          77         232
Taxes Other Than Income Taxes* . . . .    15         16          15          46
Materials and Supplies . . . . . . . .     1          1          -            2
Electricity. . . . . . . . . . . . . .     6          6           6          18
Maintenance and Other. . . . . . . . .    11        154          11         176
                                        ----       ----        ----        ----

          Total**. . . . . . . . . . .  $126       $265        $117        $508
                                        ====       ====        ====        ====

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.
** Excludes cost of capital discussed in the footnotes on page 1.
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